60

19005941

SEC Mail Processing
FEB 27 2019
Washington, DC

ON

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48786

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AUFHAUSER SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 WEST 56TH STREET
(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT KEITH AUFHAUSER 1-212-246-0205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL DAMSKY CPA, PC
(Name – *if individual, state last, first, middle name*)

260 MIDDLE ROAD SUITE 8B	SELDEN	NY	11784
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, ROBERT KEITH AUFHAUSER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AUFHAUSER SECURITIES INC., as of 31 DECEMBER, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LENA A DIMINO
NOTARY PUBLIC STATE OF NEW YORK
NASSAU COUNTY
LIC. # 01DI6030099
COMM. EXP. 9/7/2021

L Dimino
Notary Public

RK Aufhauser
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUFHAUSER SECURITIES, INC.
FINANCIAL STATEMENT and REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

PURSUANT TO RULE 17 a – 5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2018

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD SUITE 8B
SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING
OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders of Aufhauser Securities, Inc.
New York, NY

We have audited the accompanying balance sheet of Aufhauser Securities, Inc. as of December 31, 2018, the related statements of income, changes in stockholders' equity, cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aufhauser Securities, Inc. as of December 31, 2018, and the results of its operations, and its cash flows for the year then ended, in conformity with the Public Company Accounting Oversight Board (United States).

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provided a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedules on page12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the Public Company Accounting Oversight Board (United States). In our opinion the information contained in the supplementary schedules on page 12 are fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Very truly yours,

Michael Damsky

We have served as the Company's auditor since 1994.

Michael Damsky CPA, P.C.
Certified Public Accountant
Selden, New York
February 22, 2019

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

Attached Herewith (2 pages; precedes this numbered section)

Contents

FINANCIAL STATEMENT and SUPPLEMENTARY SCHEDULE 1

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT 2

STATEMENT OF FINANCIAL CONDITION 4

STATEMENT OF OPERATIONS 5

STATEMENT OF CASH FLOWS 6

NOTES TO FINANCIAL STATEMENTS 7

SUPPLEMENTARY SCHEDULE 11

COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1 11

CLAIM FOR EXEMPTION FROM THE REPORTING REQUIREMENTS OF SEC RULE 15c3-3 12

ACCOUNTANT'S REVIEW REPORT RE CLAIM FOR EXEMPTION per 15-c-3(k)(2)(ii) (page not numbered)

IDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION (page not numbered)

AUFHAUSER SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Assets	$
Cash & Liquid Money Market Funds	1,527,937.50
Receivables from broker dealers, exchanges and clearing organizations (net of allowances)	219,265.33
Other receivables	757.44
Total Assets	1,747,960.27
Liabilities and Stockholder's Equity	
Liabilities	
Payable to Broker Dealers	985.42
Payables to affiliates	18,000.00
Accounts Payable and Accrued Expenses	100,092.43
Total Liabilities	119,077.85
Stockholder's Equity	
Common Stock	30,000.00
Additional Paid in Capital	480,000.00
Retained Earnings	1,118,882.42
Total Stockholder's Equity	1,628,882.42
Total Liabilities and Stockholder's Equity	1,747,960.27

AUFHAUSER SECURITIES INC.
STATEMENT OF OPERATIONS
DECEMBER 31, 2018

Income	$	
Commission	748,475.59	
Interest Income	36,343.91	
Other Income	159,512.00	
		944,331.50
Expenses		
Employee Compensation	308,221.39	
Commission Expense, Clearing and Exchange fees	272,973.04	
Rent Expense	108,000.00	
Regulatory Fees	35,428.06	
Professional Fees	13,000.00	
Other Expense	40,071.97	
		777,694.46
Income before Income taxes		166,637.04
Income taxes:		
Federal Income Tax		33,658.43
New York State & City		23,888.00
Net Income		109,090.61

AUFHAUSER SECURITIES INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2018

Cash Start of Year	-nil--
Cash Flows from Operating Activities	
Net income	109,091
(increase) decrease in operating assets	
Liquid Money Market Instruments	(1,527,938)
Receivables from broker dealers, exchanges and clearing organizations (net of allowances)	1,520,214
Other receivables	(757)
increase(decrease) in operating liabilities	
Payable to Broker Dealers	(41,630)
Payables to affiliates	18,000
Accounts Payable and Accrued Expenses	(76,980)
Cash at end of year (excludes money market)	--nil--

	Common	*Paid In*	*Retained Earnings*
Balance at 1/1/2018	$30,000.00	$480,000.00	$1,009,791
Net Income			$ 109,091
Balance at 12/31/2018	$30,000.00	$480,000.00	$1,118,882

AUFHAUSER SECURITIES INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

Organization and Nature of Business:

Aufhauser Securities, Inc. (the "Company"), established on June 14, 1994, is registered as a broker-dealer under the Securities and Exchange Act of 1934, and also is a member of the Financial Industry Regulatory Authority ("FINRA"). The company operates as a discount broker. It clears all transactions on a fully disclosed basis through a clearing broker.

Summary of Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The Company has traded in stocks and options for its own accounts.

The Company is registered with the SEC as a market maker, but it has not made any market during calendar year 2018.

Securities are carried at market value.

Revenue Recognition

Commission revenues include commissions and mutual fund distribution fees, which are all accrued as earned. In 2018, the company reduced contingent liabilities due to it's clearing broker by $100,000 and recorded that as "other revenue".

Securities transactions and the related commission revenue and expenses are recorded on the trade date. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices.

Cash and Liquid Money Market Funds

The company has no bank account. All funds are maintained at our clearing broker, Pershing LLC, either as a credit balance or in the form of a liquid government money market fund (Federated US Treasury USTI). The company defines a liquid government money market fund as a money fund that invests only in short term government securities. At December 2018, cash was zero and government money market funds amounted to $1,527,937. In order to pay current expenses, the Company operates a "Cash Management Account" at its clearing broker and

carries the balance in that account as an asset due from its clearing broker.

Securities owned, at fair value

Securities owned are recorded at estimated fair value using closing exchange quoted prices. Principal securities transactions and related revenues and expenses are recorded on a trade date basis. At December 31, 2018 the securities owned consisted of a US Treasury money market fund valued at $1,527,937.50 .

Income Taxes

The Company provides for income taxes on all transactions that have been recognized in the Financial Statements in accordance with ASC 740, Income Taxes *("Income Tax Accounting"). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period during which such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more-likely-than-not to be realized. As of December 31, 2018, the company's income tax provision is $57,546.*

Receivable From and Payable to Broker-Dealers, Exchanges, and Clearing Organizations

Receivable from brokers include cash held at clearing brokers, amounts receivable for unsettled transactions, and fees & commissions payable and receivable. The Company executes trades which are cleared by clearing broker and is subject to credit risk in the event counterparty does not fulfill its obligation to complete a transaction. Under the terms of its arrangements with the clearing broker, the clearing broker has the right to charge the Company for losses resulting from the Company's failure to fulfill its contractual obligations, and these losses are not capped. At December 31, 2018, the Company had not recorded any liabilities with regard to this right.

Securities owned, at fair value

Fair Value Measurement

ASC 820, "Fair Value Measurement and Disclosures" defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation

techniques used to measure fair value into three broad levels:

Level 1: These are inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2: These are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: These are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include The Company' own data.

As of December 31, 2018, the Company balance for securities ather than the money market fund was zero.

Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, (Rule 15c3-1) which requires the maintenance of minimum net capital. As a broker-dealer and member organization of "FINRA", the Company is subject to the Uniform Net Capital Rule 15c3-1 as defined, of 6.667% of aggregate indebtedness, as defined, or $250,000 whichever is greater. At December 31, 2018, the company reported a net capital of $ 1,597,566 which exceeded that minimum requirement of $250,000 by $ 1,347,566.

The company's minimum net capital requirement, according to SEC 15c3-1 is $250,000. Nonetheless, during the period January 1, 2018 through December 31, 2018, the company reported (and exceeded) a minimum net capital on its FOCUS reports through an abundance of caution. In calculating the net capital, the company relied on its understanding of 15c3-(1)(D)1 and 15c3-(1)(M)(1) in calculating the haircut on its holdings of the Federated US Treasury money market (with no deduction for undue concentration).

The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph (k) (2) (ii), because it does not carry security accounts for customers or perform custodial functions related to customer securities.

Litigation, Arbitration, Regulatory Action

In the normal course of business, the Company may be named as a defendant in certain litigation, arbitrations and regulatory actions arising out of its activities as broker dealer in securities. Management believes that as of December 31, 2018, that the Company is not subject to any litigation, arbitration, or regulatory action.

Risk

In the normal course of business, the Company's securities activities involve execution, settlement and financing of various securities transactions on behalf of customers. These activities may expose the Company to off-balance sheet credit and market risk in the event the Company's clearing broker is unable to complete a

transaction.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally two business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses.

Market Risk

Market risk is the risk of loss resulting from adverse changes in market rates and prices, including interest rates and foreign currency exchange rates. As of December 31. 2018 the company incurred no such risk.

Margin Risk

Margin risk occurs because the Company may borrow funds in order to increase the amount of capital available for investing or trading purposes. As of December 31, 2018, the company had no margin loans payable.

Concentration

The Company is dependent on its clearing brokers to execute its trading strategy and is exposed to risk if the clearing brokers fail to meet their obligations. The replacement of this service could take several months, thereby affecting the normal operations of company.

Transactions with Related Parties

The Company has a services, space sharing, and expense agreement with an affiliated company. This agreement covers support services provided by the affiliated employees, fixed expenses, and office space utilized by the Company. As of December 31, 2018, total payable to affiliates was $18,000.

Subsequent Events

The Company has performed an evaluation of subsequent events through February19, 2018, which is the date the financial statements were issued. A reexamination of certain deductions made in the calculation of the SIPC premium due for the period ending 12/312018 indicates that the firm has overpaid the SIPC premium by $224. Aside from that, there have been no material subsequent events that occurred during such period that would be required to be recognized in the financial statements as of and for the year ended December 31, 2018.

SUPPLEMENTARY SCHEDULE

COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1

YEAR ENDED DECEMBER 31, 2018

Computation of Net Capital

Members' Capital		*1,628,882*
Deductions		
Non-allowable assets		
Securities owned		
Commission and fee receivable		
Other assets		*757*
Net capital before haircuts		*1,628,125*
Haircuts on Securities		
Other securities		*30,559*
Total haircuts		
Net capital after haircuts		*1,597,566*
Computation of alternative net capital requirement		
Minimum net capital required (the greater of $250,000 or 6 2/3% of Aggregate Indebtedness		*250,000*
Excess net capital		*1,347,566*

Paragraph pursuant to d)(4) of SEC Rule 17a-5

There are no material differences between the above computation and the unaudited Part II Focus filed by the *Company as December 31, 2018, except for de minimis accrued taxes.*

Aufhauser Securities Inc.

CLAIM FOR EXEMPTION FROM THE REPORTING REQUIREMENTS OF SEC RULE 15c3-3

December 31, 2018

Pursuant to the Securities and Exchange Act of 1934, rule 17a-5, we provide the following statement:

The Company is a non-clearing, introducing broker. The Company operates with a minimum net capital requirement of $250,000. The Company claims exemption from SEC rule 15c3-3 relating to the custody of customer funds in accordance with SEC rule 15c-3-3(k)(2)(ii). The Company met the requirements of SEC rule 15c3-3(k)(2)(ii) throughout the period from January 1, 2018 through December 31, 2018.

K Aufhauser

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD
SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACOUNTANTS

To the Stockholders' of Aufhauser Securities, Inc.
New York, NY 10019

We have reviewed management's statements, included in the accompanying Claim for Exemption in which Aufhauser Securities Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Aufhauser Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: Aufhauser identified 15c-3-3(k)(2)(ii). and Aufhauser Securities Inc. stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. Aufhauser Securities Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Aufhauser Securities Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) *(2)(ii)*, of Rule 15c3-3 under the Securities Exchange Act of 1934.

MICHAEL DAMSKY CPA, P.C.

Michael Damsky

Selden, New York

February 22, 2019

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD SUITE 8B
SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACOUNTANTS

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Mr. Keith Aufhauser
Aufhauser Securities, Inc.
112 West 56th Street
New York, New York 10019

We have examined the financial statements of Aufhauser Securities, Inc. as required by the Financial Industry Regulatory Authority and the Securities and Exchange Commission as of December 31, 2018 and have issued a report thereon dated February 22, 2019 In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (FormSIPC-7) of Securities Investor Protection Corporation assessments and payments of Aufhauser Securities, Inc. for the year ended December 31, 2018. Our procedures were performed to solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed were as follows:

1. C ompared listed assessment payments with respective cash disbursement records entries;
2. Compared amounts reported on the audited form X-17A-5 for the period January 1, 2018, to December 31, 2018, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed. Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, we found that the Company overpaid SIPC by $224 as it did not include the full amount offloor brokerage and clearance applicable. Nothing else came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Aufhauser Securities, Inc. taken as a whole.

Very truly yours,
MICHAEL DAMSKY CPA, P.C

Michael Damsky

Selden, New York
February 22, 2019